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July 23, 2021	James Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

 Securities and Exchange Commission

 Disclosure Review and Accounting Office

 Division of Investment Management

 100 F Street, NE

 Washington, DC 20549

 Attn: Valerie Lithotomos

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On June 30, 2020, Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to James Forbes and Daniel Olshan of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 38 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on May 27, 2021, relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust (the “485(a) Amendment”).

Ms. Lithotomos requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where relevant, these responses will be reflected in Post-Effective Amendment No. 35 under the Securities Act and Amendment No. 39 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around July 29, 2021 (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.	Comment: Please consider disclosing the name of each Sub-Adviser when the term “Sub-Adviser” is first defined in the section entitled “Principal Investment Strategies.”

Response: The Registrant notes that the name of each Sub-Adviser is disclosed later in the section entitled “Principal Investment Strategies.” The Registrant believes that the existing

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disclosure is appropriate to identify for investors and prospective investors the entities that currently serve as Sub-Advisers to the Fund.

2.	Comment: Please describe in correspondence the Adviser’s basis for selecting Sub-Advisers for the Fund.

Response: The Adviser considers multiple factors in selecting Sub-Advisers for the Fund. As described in the section entitled “More on Fund Management—Selection of Sub-Advisers,” the Adviser currently intends to generally consider the following factors as part of its Sub-Adviser screening process, although the factors considered from time to time or with respect to any one Sub-Adviser may vary and may include only some or none of the factors listed below or other factors that are not listed below:

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Attractive Long-Term Risk-Adjusted Investment Performance: The Adviser seeks to choose Sub-Advisers focused on alternative strategies that it believes will produce attractive long-term risk-adjusted returns over a full market cycle.

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Skilled Application of Non-Traditional Investment Techniques: The Adviser believes that attractive risk-adjusted investment returns can sometimes be found outside traditional investment strategies that rely on relative performance against public market equity and fixed income benchmarks. The Adviser seeks to choose Sub-Advisers who use “non-traditional” investment approaches, which often seek to take advantage of market inefficiencies and other factors in order to outperform the underlying markets of their investments.

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Opportunistic Approach to Investing: Among the Sub-Advisers sought out by the Adviser, the Adviser may choose “opportunistic” Sub-Advisers who are willing to make substantial investments based on the direction the Sub-Adviser anticipates a particular market, markets or individual securities will take. These Sub-Advisers may make “directional investments” and frequently use leverage to attempt to produce attractive returns. It is possible that the Adviser may make only relatively short-term allocations to Sub-Advisers that specialize in opportunistic trades.

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Management Stability and Committed Investment Professionals: The Adviser believes the ability to generate attractive risk-adjusted returns over a full market cycle, especially when the application of sophisticated non-traditional techniques is involved, is dependent upon the performance of committed investment professionals. No matter how appealing the investment concept, the Adviser believes that attractive risk-adjusted returns can only be generated by committed people operating in a stable environment.

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Ongoing Monitoring: Once selected, the performance of each Sub-Adviser is regularly reviewed, and new Sub-Advisers are identified and considered on an on-going basis. In addition, the allocation of the Fund’s assets among Sub-Advisers, approaches, and styles will be regularly monitored and may be adjusted in response to performance results or

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changing economic conditions. The Adviser reviews a number of quantitative and qualitative factors in connection with the allocation of the Fund’s assets, including, without limitation, macroeconomic scenarios, diversification, strategy capacity, regulatory constraints, and the fees associated with the strategy.

3.	Comment: Regarding the Cayman Subsidiary (referred to below as a Controlled Foreign Corporation (“CFC”)):

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Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

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Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

•	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

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Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

•	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

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Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant confirms that the Fund and the Cayman Subsidiary comply, on an aggregate basis, with the provisions of the Investment Company Act governing investment policies (Section 8), capital structure and leverage (Section 18), affiliated transactions and custody (Section 17) and that the Cayman Subsidiary’s assets are held by eligible custodians under Section 17 of the Investment Company Act (currently, State Street Bank & Trust

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Company and U.S. Bank National Association). The Registrant notes that disclosure to this effect is included in the Statement of Additional Information under “Investment Policies and Restrictions—Organization and Management of the Wholly-Owned Subsidiaries.”

Although the Cayman Subsidiary is not an investment company subject to the Investment Company Act, the Fund confirms the Cayman Subsidiary has voluntarily entered into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of Section 15 of the Investment Company Act, and that this investment advisory agreement has been filed as an exhibit to the Registration Statement.

The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and its subsidiaries, including the Cayman Subsidiary. The Registrant confirms that the Fund’s and Cayman Subsidiary’s financial statements are presented on a consolidated basis. The Registrant confirms that the Cayman Subsidiary’s expenses are included in the Fund’s fee table in the Prospectus in “Other Expenses.” The Cayman Subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the Cayman Subsidiary’s books and records by the Staff.

4.	Comment: Please add disclosure describing special purpose acquisition companies (“SPACs”) the first time they are referenced in the section entitled “Principle Investment Strategies.”

Response: The requested change has been made in the 485(b) Amendment.

5.

Comment: The Staff notes that the 485(a) Amendment removed the following language that appeared in the Fund’s Prospectus dated July 30, 2020 under the heading “Mortgage- and Asset-Backed Securities Risk” in the section entitled “Principal Investment Risks—Investment and Trading Risks in General”: “[A]s of the date of this Prospectus, the Fund has significant exposure to mortgage-backed securities.” Please confirm in correspondence whether that language was removed because the Fund no longer has significant exposure to mortgage-backed securities or for some other reason.

Response: The Registrant confirms that the language was removed from the 485(a) Amendment because the Fund has reduced its exposure to mortgage-backed securities.

6.

Comment: Please explain in correspondence the basis for distinguishing between the principal risks of investing in the Fund that relate to investment and trading risks in general and those that are associated with the Adviser, Sub-Advisers, and the operation of the Fund.

Response: In response to Staff guidance (ADI 2019-08—Improving Principal Risks Disclosure), the Registrant has endeavored to list its principal risks in order of importance. In determining how to weigh and order the risks for the Fund, the Registrant divided the risks into risks relating to investment and trading and those associated with the Adviser, Sub-

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Advisers, and operation of the Fund, ordering the risks within those categories. The Registrant believes that taking this approach for a multi-manager, multi-strategy fund results in more digestible disclosure for the Fund’s investors and prospective investors.

7.

Comment: The Staff notes that the 485(a) Amendment includes risk disclosure related to the risks associated with investments in SPACs. Please consider whether it would be appropriate to include disclosure relating to the risks associated with investments in so-called “de-SPAC” transactions (i.e., the process by which a SPAC acquires a private operating company).

Response: The requested change has been made in the 485(b) Amendment.

8.

Comment: The Staff notes that an extensive discussion of the risks associated with investments in China appears under the heading “Foreign Investments and Emerging Markets Risk—Additional risks involving investments in China” in the section entitled “Principal Investment Risk—Investment and Trading Risks in General.” Please confirm in correspondence whether the risks discussed represent principal risks of investing in the Fund.

Response: The Registrant confirms that the risks described in the section referenced above represent principal risks of investing in the Fund. The Registrant notes that, as disclosed in the “Principal Investment Strategies” section of the Prospectus, the Fund may invest in securities of companies throughout the world, including U.S. and foreign markets (including emerging markets) and, as disclosed in “Foreign Investments and Emerging Markets Risk—Additional risks involving investments in China,” China is one of the emerging markets to which the Fund may have significant exposure.

9.

Comment: Please refer to the requirements set forth in the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act, and hyperlink each exhibit and any other information incorporated by reference identified in Part C of the Registration Statement. See FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019).

Response: The Registrant confirms that the 485(b) Amendment will include a hyperlink to each exhibit and other information incorporated by reference identified in Part C of the Registration Statement as required by the FAST Act.

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If you have any questions concerning the foregoing, please call me at 617-235-4765.

Sincerely,

/s/ James Forbes
James Forbes

July 23, 2021

cc:	Kevin Michel, Blackstone Alternative Investment Advisors LLC
Stephen Adams, Blackstone Alternative Investment Advisors LLC
James E. Thomas, Ropes & Gray LLP
Sarah Clinton, Ropes & Gray LLP